September 19, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

ATTN: Blaise Rhodes, Angela Lumley

Re:	Kinetic Group, Inc. Form 10-K for the Fiscal Year Ended September 30, 2023 Form 10-Q for the Fiscal Quarter Ended March 31, 2024 Response dated September 3, 2024 File No. 333-216047

Dear Sir or Madam:

We acknowledge receipt of your letter to Kinetic dated September 16, 2024.

The response to the letter will require coordination between and among two accounting firms, our corporate counsel, and our audit committee and cannot be completed in ten days.

We expect to respond fully within thirty days of the date of your letter. The company intends to cooperate fully with your inquiry.

Thank you for your kind consideration.

/s/ Roberto Mora C.

Roberto Mora C.

Chief Financial Officer

Kinetic Group Inc. – 2801 NW 74th Avenue, Miami FL 33122 – Phone: (786)-7126827